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                                                                       EXHIBIT 7

                               September 21, 2001

                                  Supplement to
                           Offer to Purchase for Cash


                                  [AIMCO LOGO]


                             AIMCO Properties, L.P.
              is offering to purchase limited partnership units in
                 SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                                       for
                           $102,080 PER UNIT IN CASH

--------------------------------------------------------------------------------
      OUR OFFER HAS BEEN EXTENDED. YOUR RIGHTS TO TENDER AND WITHDRAW YOUR
             UNITS WILL NOW EXPIRE AT 5:00 P.M., NEW YORK TIME, ON
                               SEPTEMBER 28, 2001
--------------------------------------------------------------------------------

On August 29, 2001, we offered to purchase the limited partnership units of Consolidated Capital Growth Fund upon the terms and subject to the conditions of the offer to purchase of that date. This notice supplements the information contained in the original offer to purchase and extends the offer period. We are using the same defined terms in this supplement that we used in the original offer to purchase.

PLEASE READ THE OFFER TO PURCHASE, TOGETHER WITH THIS SUPPLEMENT, FOR A DESCRIPTION OF OUR OFFER. QUESTIONS AND REQUESTS FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THE AMENDED ACKNOWLEDGMENT AND AGREEMENT, OR THE AMENDED LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

Please take note of the following clarifications and supplements of the offer to purchase:

EXTENSION OF TERM

We have extended the term of our offer. The offer was scheduled to expire on September 27, 2001, but has been extended to 5:00 p.m. on Friday, September 28, 2001. If you have not already done so, please remember that to accept our offer, you must complete and return the enclosed amended acknowledgment and agreement and related documents, as more fully described below, in time for us to receive it on or before September 28, 2001. As of the date of this supplement 19 units had been tendered to us in response to this offer.

WAIVER OF CONDITIONS

Our original offer to purchase provides that we will not be required to accept for payment and pay for units if, among other things, the following shall occur or may be reasonably expected to occur at or prior to the expiration of our offer:

          1. any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States;

          2. a decline in the closing price of a Share of AIMCO's Class A Common Stock of more than 5.0% from the date of the initial offer (August 29, 2001);

          3. any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 25 basis point increase in LIBOR, or at least a 5.0% decrease in the price of the 10-year Treasury Bond or the 30-year Treasury Bond, or at least a 5.0% decrease in the S&P 500 Index or the Morgan Stanley REIT Index, in each case from the date of the initial offer (August 29, 2001); or



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          4.   a commencement of a war, conflict, armed hostilities or other national or international calamity directly or indirectly involving the United States, not existing as of the date of the initial offer (August 29, 2001).


The terrorist attacks in New York and Washington, DC on September 11, 2001 and related events, including the subsequent closing of the markets in the United States and the significant decline in market indices when trading resumed on September 17, 2001, triggered the conditions set forth above. Despite these events, we have decided to waive each of these conditions and are hereby notifying you of our waiver so that we may proceed with our offer, as extended.

ADDITIONAL CONDITIONS

Please be aware, however, that our offer remains subject to each and every condition in the offer to purchase that we have not specifically waived as set forth above, and to each of the following new conditions:

Notwithstanding any other provisions of our offer, we will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this supplement and at or before the expiration of the offer (including any extension thereof), if any of the following events shall occur or may be reasonably expected to occur:

          1. any general suspension of trading in securities on any national securities exchange or the over-the-counter market in the United States;

          2. the price of a Share of AIMCO's Class A Common Stock on the closing on the day prior to the date of termination of this offer will be at least 95.0% of the closing price on the day prior to the date of this supplement;

          3. any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that on the closing on the day prior to the date of termination of this offer the LIBOR shall not be 25 or more points higher, or the price of the 10-year Treasury Bond or the 30-year Treasury Bond shall not be 5.0% or more lower, or the S&P 500 Index or the Morgan Stanley REIT Index shall not be 5.0% or more lower, in each case from the closing on the day prior to the date of this supplement;

          4. a commencement of a war, conflict, armed hostilities or other national or international calamity directly or indirectly involving the United States (not existing on the date of this supplement), or

          5. a material acceleration or worsening of a war, conflict or armed hostilities directly or indirectly involving the United States existing on the date hereof.


We will advise you promptly upon any triggering of a condition to our offer so that you will know whether we will waive the condition or terminate the offer. Our decision to waive or terminate will be made in all cases prior to the expiration of our offer (including any extension thereof).

POSSIBILITY THAT WE MAY PURCHASE FEWER THAN ALL UNITS TENDERED

In various places in the offer to purchase we state that, upon the terms and subject to the conditions set forth in the offer to purchase, we will accept "any and all" units validly tendered in response to our offer. We wish to emphasize, however, that if our purchase of "any and all" units validly tendered and not properly withdrawn would result in the partnership having fewer than 300 partners, we will purchase only 99% of the total number of units so tendered by each limited partner. All references in the offer to purchase to us accepting "any and all" units shall be deemed qualified by the previous sentence.

STATEMENT REGARDING CONTROL PERSONS

Neither AIMCO Properties, L.P. nor any of the people or entities listed on Annex I to the offer to purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was, during the last five years, a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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Because of the remote possibility that under the circumstances described above we may purchase less than "any and all" units tendered, a subsequent offering period is not available pursuant to Rule 14d-11 under the Exchange Act. As we have indicated in our offer to purchase, however, we do not intend to provide a subsequent offering period even if one were available to us.

DISTRIBUTIONS DURING OUR OFFER

If the partnership distributes cash (or perhaps, although unlikely, assets) to unit holders during our offer, we will reduce the offer price for each unit by the per unit amounts distributed by the partnership. If the price is so reduced, we will extend our offer so that you will have at least ten business days to consider the amended price, and withdraw your shares, at your option if you properly notify us. When we accept the units in accordance with the terms of our offer we will purchase each unit for the offer price less the amount of per unit distributions during our offer.

Until the units are accepted in our offer, all unit holders will be holders of record of the units tendered, and will be entitled to the distributions made while they were record holders. All unit holders will receive the same amount for any units purchased through our offer. As explained above, if there is a record date for a distribution prior to our purchase of the units, the price we will pay will be reduced. If there is a record date for a distribution and you sell your units to a third party after the record date but before the units are tendered to us, the person tendering will be paid the reduced price. You, as a holder of record of the units on the record date for the distribution, will receive the distribution despite the fact that you would no longer own the units.

ADDITIONAL INFORMATION

When the partnership shares were originally distributed, the partnership contemplated holding the assets for the duration of the partnership, set to expire on December 31, 2035. The partnership has now held these assets for 17 years.

INCORPORATION BY REFERENCE

We hereby incorporate the following documents by reference to the indicated filings by AIMCO Properties, L.P. with the Securities and Exchange Commission:

          1. Quarterly Report of AIMCO Properties, L.P., for the period ending June 30, 2001 filed on Form 10-Q on August 14, 2001.

          2. Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2000 filed on Form 10-K4-5/A on May 1, 2001.

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If you decide to accept our offer, you should compete and sign the enclosed amended acknowledgment and agreement as instructed in the letter of transmittal attached as Annex I. The signed acknowledgment and agreement and any other documents required by the letter of transmittal must be mailed or delivered to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth in the letter of transmittal. If you already submitted an acknowledgment and agreement and do not wish to withdraw your tender, then we will deem the terms of the amended form of the acknowledgment and agreement enclosed in this mailing to supersede the terms of the previously submitted acknowledgment and agreement. (The forms differ only in that the form enclosed herewith does not request that you acknowledge that you have "reviewed" the offering material.)

         The Acknowledgment and Agreement and any other documents required by the Letter of Transmittal should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                          THE INFORMATION AGENT FOR THE OFFER IS:

                           RIVER OAKS PARTNERSHIP SERVICES, INC.

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               By Mail:                          By Overnight Courier:                        By Hand:
             P.O. Box 2065                           111 Commerce Road                    111 Commerce Road
    S. Hackensack, N.J. 07606-2065               Carlstadt, N.J. 07072                  Carlstadt, N.J. 07072
                                              Attn.: Reorganization Dept.            Attn.: Reorganization Dept.
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                          For information, please call:

                            TOLL FREE: (888) 349-2005